中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

RECEIVED

2008 DEC 19 P 12:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No.82-34675

Our Ref : BS(2008)267(JY)

15 December 2008

BY COURIER

08006303

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose a copy of the Announcement in relation to Subordinated Credit Facility between Bank of China Limited and Bank of China (Hong Kong) Limited as published on the website of Hong Kong Exchanges and Clearing Limited on 12 December 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
DEC 23 2008
THOMSON REUTERS

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

ANNOUNCEMENT

SUBORDINATED CREDIT FACILITY BETWEEN BANK OF CHINA LIMITED AND BANK OF CHINA (HONG KONG) LIMITED

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

BOC and BOCHK have approved in principle the main terms of a subordinated credit facility agreement pursuant to which BOC will extend a US$2,500,000,000 subordinated credit facility to BOCHK. The Subordinated Loan is expected to be drawn down on or before 23 December 2008. BOC and BOCHK expect to enter into the subordinated credit facility agreement on or about 16 December 2008.

The Group's financial performance has been subject to the negative impact of the global economic slowdown and the increased volatility in major financial markets. As a result, the Board expects the profit attributable to shareholders of the Company for the year ending 31 December 2008 to decrease considerably as compared to that for the year ended 31 December 2007. The Subordinated Loan will allow BOC to take advantage of its capital to strengthen BOCHK's capital base, providing BOCHK with greater operating flexibility to meet its business development needs and to weather the economic uncertainties arising from the global financial turmoil.

The terms of the Subordinated Loan were negotiated on an arm's length basis between the two parties, and are in the interests of the Company and its shareholders taken as a whole.

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Bank of China Limited ("**BOC**") and Bank of China (Hong Kong) Limited ("**BOCHK**"), the principal operating subsidiary of the Company and an authorized institution under the Banking Ordinance, have approved in principle the main terms of a subordinated credit facility agreement pursuant to which BOC will extend a US$2,500,000,000 subordinated credit facility to BOCHK (the "**Subordinated Loan**"). The Subordinated Loan is expected to be drawn down on or before 23 December 2008. BOC and BOCHK expect to enter into the subordinated credit facility agreement on or about 16 December 2008. The Subordinated Loan will allow BOC to take advantage of its capital to strengthen BOCHK's capital base, providing BOCHK with greater operating flexibility to meet its business development needs and to weather the economic uncertainties arising from the global financial turmoil.

Classification of the Subordinated Loan

All liabilities of BOCHK under the Subordinated Loan will rank pari passu with all its liabilities accruing under the agreement in respect of a subordinated credit facility of €660,000,000 between BOC and BOCHK dated 25 June 2008.

The Subordinated Loan will qualify as Tier 2 Capital of BOCHK pursuant to the regulatory requirements of the Hong Kong Monetary Authority and will improve the capital structure of BOCHK. Going forward, BOCHK will continue to take proactive measures to manage its capital, with a view to meeting its strategic development needs.

In view of the market volatility, the Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 12 December 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice Chairman), Mr. HE Guangbei (Vice Chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

END